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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                 AMENDMENT NO. 1
                                       to
                                 SCHEDULE 14D-9

                      Solicitation/Recommendation Statement
                       Pursuant to Section 14(d)(4) of the
                         Securities Exchange Act of 1934

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                        PAINEWEBBER R&D PARTNERS II, L.P.
                            (Name of Subject Company)

                        PAINEWEBBER R&D PARTNERS II, L.P.
                        (Name of Person Filing Statement)

                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

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                                Dhananjay M. Pai
                                    President
                       PaineWebber Development Corporation
                           1285 Avenue of the Americas
                            New York, New York 10019
                                 (212) 713-2000

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                  on Behalf of the Person(s) filing Statement)

                                 WITH A COPY TO:

                              James M. Dubin, Esq.
                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                          New York, New York 10019-6064
                                 (212) 373-3000

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                  This Amendment No. 1 amends and supplements the
      Solicitation/Recommendation Statement on Schedule 14D-9 (the "SCHEDULE 14D-9") filed with the Securities and Exchange Commission (the "COMMISSION") by PaineWebber R&D Partners II, L.P., a Delaware limited partnership (the "PARTNERSHIP"), on August 19, 1997 and relates to the tender offer made by BioRoyalties L.L.C., a Delaware limited liability company (the "OFFEROR"), on behalf of Pharmaceuticals Royalty Investments, L.L.C., a Delaware limited liability company, and Pharmaceuticals Royalty Investments Ltd., a Bermuda company, disclosed in a Tender Offer Statement on Schedule 14D-1 dated August 15, 1997 and filed with the Commission to purchase any and all of the Partnership's issued and outstanding limited partnership units (the "UNITS") at a purchase price of $3,650 per Unit, net to the seller in cash, which price will be automatically reduced by the aggregate amount of any cash or asset distributions made or declared by the Partnership on or after June 30, 1997, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase dated August 15, 1997 and the related Letter of Transmittal. The purpose of this Amendment No. 1 is to amend Items 4, 8 and 9 of the Schedule 14D-9, as set forth below. Terms defined in the Schedule 14D-9 are used in this Amendment No. 1 with the same meanings as provided in the Schedule 14D-9.

ITEM 4.     THE SOLICITATION OR RECOMMENDATION

            The first paragraph of paragraph numbered 2. in Item 4(c) of the
Schedule 14D-9 is hereby deleted and replaced with the following:

            2. The opinion of management of PWDC and the Manager that the Offer is financially inadequate. In response to the Offer, management undertook a valuation of each of the Partnership's assets. Such valuation was prepared based on the following information, assumptions, methodologies and factors: (i) the terms of the settlement of the Centocor Litigation, which provides that Centocor will pay to CPIII investors (including the Partnership) (A) in the aggregate $10.8 million, net of attorneys fees and expenses as may be awarded by the Court, (B) an additional $5.0 million, if and when cumulative world-wide sales of ReoPro exceed $600 million, (C) possible additional payments totaling $2.2 million, depending upon regulatory developments in Japan, and (D) a revision to the royalties payable by Centocor to CPIII investors with respect to ReoPro through 2007 (as revised, Centocor would pay an aggregate of $175 million and 3.25% of foreign end-sales revenues for 1997 and 1998 and an aggregate of 6.5% of the first $250 million and 3.25% of foreign end-sales revenues for 1999 through 2007); (ii) based on the average of confidential sales information for ReoPro furnished by Centocor to the Manager pursuant to a confidentiality agreement and sales projections for ReoPro prepared by Wall Street analysts not affiliated with the Partnership, and, to arrive at a present value, the resulting value of sales estimates was discounted by 18%, management estimated that a reasonable range of present values of the financial terms of the settlement of the Centocor Litigation on a




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      per Unit basis to be $4,496 to $5,535 (or approximately 80% of the present value of all the Partnership's assets); and (iii) based on the arithmetic average of sales projections prepared by Wall Street and other industry analysts not affiliated with the Partnership with respect to other assets of the Partnership whose value is dependent on third-party product sales and on certain non-public information regarding product sales that was furnished by sponsor companies to the Manager pursuant to confidentiality agreements, which product sales projections and information were reduced by up to 50% with respect to products for which regulatory approval has not been obtained and, to arrive at a present value, the resulting value was discounted by rates ranging from 15% to 35%, management estimated that a reasonable range of present values for the remaining assets of the Partnership (which includes certain securities and cash held by the Partnership) on a per Units basis to be $1,059 to $1,430. Neither the General Partner, the Manager, the Partnership nor any of their affiliates assumes responsibility for the accuracy of any sales projections used in preparing such valuation.

            Based on the foregoing, management concluded that a reasonable range of present values for all the Partnership's assets on a per Unit basis to be $5,555 to $6,965, making the Offer a discounted amount of 35% to 48% of such range of present values. Such range of present values represents management's estimate of the present value of all of the Partnership's assets, including the present value of royalties that are payable over periods ranging up to 10 years. Management noted, however, that in arriving at such range of present values, it was generally required to rely on confidential and non-public information provided by sponsor companies and to make the assumptions outlined above which included a consideration of the timing of regulatory approvals, competitive products and general company conditions, many of which assumptions are based on factors beyond the control of the General Partner, the Partnership or any of its affiliates. It is possible that the actual value of the Partnership's assets may be significantly more or less than indicated, and management, the General Partner and the Partnership are unable to provide any assurance that the actual value that may be realized by the Partnership or any Limited Partner would be as indicated by such range of present values.

ITEM 8.     ADDITIONAL INFORMATION TO BE FURNISHED

            Item 8 of the Schedule 14D-9 is hereby amended by adding the following:

            Other than any consent prohibited by the foregoing or by the provision contained in the List Undertaking and described in clause (iv) of the summary of the List Undertaking in Item 3(b)(ii), the General Partner has no current intention of withholding its consent to the transfer of any Units tendered to the Offeror for purchase pursuant to the Offer. If the General Partner concludes, based upon the advice of counsel, that any transfer of Units would increase the


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      risk of adverse tax consequences to the Partnership or its partners, the
      General Partner may, however, condition the transfer of such Units on an appropriate opinion of counsel. The General Partner also reserves the right to withhold its consent to the transfer of Units in the Offer if it comes to the attention of the General Partner that any Limited Partner was induced to tender its Units on the basis of any omission or misstatement of material fact.

ITEM 9.     MATERIAL TO BE FILED AS EXHIBITS

            Item 9 of the Schedule 14D-9 is hereby amended by adding the following:

            Exhibit 1.1. Form of cover letter to Limited Partners from the Partnership dated September 25, 1997



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                                SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 29, 1997


                              PAINEWEBBER R&D PARTNERS II, L.P.

                              By:   PaineWebber Technologies II, L.P.,
                                     its general partner


                              By:   PWDC Holding Company, its general
                                    partner

                              By:   /s/ Dhananjay M. Pai
                                    ----------------------------------
                                    Name: Dhananjay M. Pai
                                    Title: President



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